SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period  July 4, 2006

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI GROUP

NEWS RELEASE

Voluntary Public Offer by Eurizon Financial Group for Banca Fideuram

•                  Launch of Public offer by Eurizon Financial Group for Banca Fideuram shares

•                  The Offer price is € 5.00 per Banca Fideuram share

•                  The Offer will commence before the end of August

•                  The quotation of Eurizon Financial Group will continue according to the scheduled calendar

•                  Following the  Offer and quotation, Eurizon Financial Group will incorporate Banca Fideuram, whose banking activities will follow the same business and same brand in the new company

•                  Eurizon Financial Group and Banca Fideuram have decided to call shareholders’ meetings for the relevant approvals

•                  The liquidation value for Banca Fideuram shareholders, calculated as of today, would be indicatively  € 4.71.

Turin, July 4, 2006 - The Board of Directors of Sanpaolo IMI, meeting today, examined the status of Eurizon Financial Group’s quotation which continues according to the scheduled (within which the transfer of Sanpaolo Asset Management to Eurizon Financial Group was recently completed), and approved the proposal of Eurizon for the rationalization of the shareholding structure of Banca Fideuram, directly controlled by Eurizon with 73.37% of the capital.

The Board of Directors of Eurizon has thus approved the launch of a  complete public offer for Banca Fideuram shares held by third parties at a price of 5.00  euro per share.

The Voluntary Public Offer is aimed at ensuring the maximum transparency for Banca Fideuram’s minority shareholders in light of Eurizon’s quotation. The  transaction represents the first step in a process which will lead to the delisting of Banca Fideuram, or following the squeeze-out pursuant to Article 111 of the Consolidated Securities Law (TUF) or, if that does not occur, following its merger into Eurizon following its stock market quotation (and in any case by the end of the first quarter 2007) and the spin-off of Banca Fideuram’s banking business.

The rationalization of the shareholding structure  will have no impact on the operations  of Banca Fideuram, whose role as asset gatherer and  brand will be further strengthened within Eurizon.

From the strategic point of view, the transaction will lead to a  rationalization of the control structure of Eurizon and a greater speed in decision making, both determining factors for  the important development  objectives to be pursued following the quotation.

The transaction reflects the consideration that Sanpaolo IMI and Eurizon intend to continue with minority shareholders. The Offer price, 5.00 euro per ordinary share, incorporates a premium of 10% on the market price of June 30, 2006 (last trading day prior to announcement of the transaction) and a premium of 11% of the average official  Banca Fideuram share price in the past 3 months.

The launch of the Offer is envisaged by the end of August with offer closing and announcement of the result in September 2006. The Offer does not have an acceptance ceiling and will depend on no extraordinary negative market events.

To arrange the  merger of Banca Fideuram into Eurizon Financial Group, the Boards of the two companies have decided to call their  respective shareholders’ meetings to approve the transaction on January 12, 2007 (first call) and January 16, 2007 (second call). The exchange ratio will then be determined following the quotation of Eurizon Financial Group (envisaged for Autumn 2006) and in any case by the end of December, using conventional valuation methodologies for such transactions. The principle methodology will be based  on balance sheet, income and financial criteria, also taking account of specifically insurance (appraisal value). Market multiples of companies operating in the same sectors may also be used as control methodologies. At the moment of setting the exchange ratio, any reference to market prices will be made taking into account the reduced comparability or significance of market prices influenced by extraordinary transactions (Public Purchase Offers or Initial Public Offerings)  in the period preceding the setting of the exchange. The exchange ratio will be subject to congruity valuations according to current regulations. Eurizon Financial Group is expected to issue ordinary shares for the exchange.

It is expected that Banca Fideuram will confer its total business to a  wholly controlled subsidiary which will pursue the banking business and take over the name of Banca Fideuram before the merger. Following the conferral, the conferring company will change its status into that of a financial company. The conferral of the total business of Banca Fideuram is subject to the authorization of Banca d’Italia.

As a result of the deliberations envisaged in relation to this transaction, shareholders of Banca Fideuram will have the right of withdrawal pursuant to and by effect of Articles 2437 and following of the Italian Civil Code. As Banca Fideuram is a quoted company, the liquidation value of the shares with right of withdrawal will be determined by exclusive reference to the arithmetic average of the closing prices in the six months preceding the publication of the announcement of the shareholders’ meeting to be made in the next few days. If the publication of the announcement of the shareholders’ meeting is made today, the liquidation value of each Banca Fideuram share would be 4.71 euro. The Offer price incorporates a premium of  6%.

Closure, which will involve the delisting of Banca Fideuram, is envisaged for Spring 2007, in line with the quotation, authorization timetable and market conditions.

Sanpaolo IMI was advised by Citigroup. Banca IMI, Merrill Lynch and UBS were financial advisors to Eurizon Financial Group.

The information related to Eurizon contained in this news release does not constitute an offer of the Securities of Eurizon or any other member of the Group for sale in the United States. The securities described have not, and will not, be registered under the U.S. Securities Act of 1933 or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold, directly or indirectly, into the United States unless the securities are so registered or an exemption from the registration requirements is available.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name:	James Ball
Title:	Head of International Strategy, London Branch

Date: July 4, 2006